Mail Stop 7010

      September 16, 2005

Via U.S. mail

Mr. Sunil Kumar
President and Chief Executive Officer, International Specialty
Holdings Inc.
300 Delaware Avenue, Suite 303
Wilmington, DE  19801

	RE:	Form 10-K for the fiscal year ended December 31, 2004
		Form 10-Q for the period ended July 3, 2005
			File No. 333-82822


Dear Mr. Kumar:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, please provide to us your intended disclosure.
These revisions should be included in your future filings.


Item 9A. Controls and Procedures, page 16

2. We note your disclosure that "the Chief Executive Officer and
Chief
Financial Officer have concluded that, as of the end of such period, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports filed, furnished or submitted under the Exchange Act." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-
15(e).

Liquidity and Financial Condition

Contractual Obligations, page F-23

3. We note that you include the fixed interest expense on senior notes. Please revise your table of contractual cash obligations to also include the following:

* Estimated interest payments on the senior credit facilities;
* Estimated payments under interest rate swap agreements; and
* Planned funding of pension and other postretirement benefit obligations.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements.

Financial Statements

Statement of Operations, page F-29 and Note 6 - Other Expenses,
Net

4. Please tell us the appropriateness of recording your environmental provision related to discontinued operations as a non-operating expense. If this provision relates to discontinued operations historically presented in accordance with APB 30 or SFAS 144, the provision should also be presented within discontinued operations. Otherwise, this provision must be reflected as an operating expense.



5. It is unclear to us why legal and related costs are not reflected as an operating expense. Please tell us how you have determined that these costs are not operating expenses. Also tell us the nature of the items you have included in miscellaneous other nonoperating expenses and how you have appropriately classified these costs.

Statement of Cash Flows, page F-31

6. In regard to the non-cash compensation charges related to the
2000
LTI Plan and the 2003 ELTI Plan discussed in Note 16, clarify why these charges are not reflected as an adjustment to reconcile net income to net cash provided by operating activities within your Statement of Cash Flows.

Note 2. Summary of Significant Accounting Policies

Goodwill, page F-36

7. Please expand your accounting policy for goodwill to discuss how a goodwill impairment loss is recognized. See paragraphs 19 - 22 of SFAS 142. Expand your critical accounting policy for Goodwill and Other Intangible Assets to identify the assumptions underlying your impairment testing.

Environmental Liability, page F-37

8. Expand your accounting policy for your environmental liability to
include how you account for reserves and insurance recoveries as well
as your basis for discounting.  See paragraphs 152 - 154 and 160 -
164
of SOP 96-1.

Note 13 - Long-term Debt and Lines of Credit

9. We note that your Senior Subordinated Notes due 2011 and your Senior Subordinated Notes due 2009 are guaranteed by certain of your wholly owned subsidiaries. We also note that you have not provided separate financial statements of these subsidiary guarantors or condensed consolidating financial information that are required in certain circumstances under Rule 3-10 of Regulation S-X. Please tell us how you have complied with the disclosure requirements of Rule 3-
10.  It appears at a minimum you should revise your disclosure to
(i)
clarify that the guarantor subsidiaries are 100% owned (not wholly-owned) and the guarantees are full and unconditional, joint and several and (ii) provide the disclosures required by paragraphs
(i)9
and (i)10 of Regulation S-X.

10. We note that the Senior Subordinated Notes due 2009 are
secured by
a first priority lien on all of the outstanding common capital stock
of IPS Chemco.   Provide reference under Item 8 or Item 13 of your
Form 10-K to inform noteholders where the financial statements required by Rule 3-16 of Regulation S-X can be found.

Note 18. Business Segment Information, page F-67

11. We note that your specialty chemicals segment is comprised of four
product lines: personal care; pharmaceutical, food and beverage; performance chemicals and fine chemicals. We further note that your specialty chemicals segment is organized based upon the markets for
your products.   Please tell us whether your markets or product
lines
represent operating segments as defined in paragraph 10 of SFAS
131.
If so, tell us how you determined that it was appropriate to aggregate these operating segments into your specialty chemicals reportable segment. Address for us the economic characteristics of each of your operating segments and how they meet the criteria set forth in paragraph 17 of SFAS 131 for aggregation.

Quarterly Financial Data, page F-76

12. The aggregate effect of year-end adjustments, which are material to the results of the fourth quarter, should be disclosed in the annual report in a note to the financial statements. In this regard, we note that your gross profit tends to be lower in the fourth quarter. Please include disclosure of any year-end adjustments that resulted in these changes to gross profit. See Item 302 of Regulation
S-K.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2005

General

13. Please address the comments above in your interim filings as well.


*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Marie Trimeloni, Staff Accountant, at (202) 551-
3734
or, in her absence, to the Jeanne Baker, Assistant Chief
Accountant,
at (202) 551-3691.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief

??

??

??

??

Mr. Sunil Kumar
September 16, 2005
Page 5 of 5




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE